Nuveen Asset Management

333 West Wacker Drive

Chicago, IL 60606

Phone: 312-917-7700

www.nuveen.com

January 19, 2010

OVERNIGHT DELIVERY AND EDGAR

John Grzeskiewicz

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Nuveen Virginia Premium Income Municipal Fund

Registration Statement on Form N-2

File Nos. 333-161975 and 811-07490

Dear Mr. Grzeskiewicz:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Nuveen Virginia Premium Income Municipal Fund (the “Fund”) hereby requests acceleration of the effective date of post-effective amendment no. 1 to the above-captioned Registration Statement so that it will become effective by 10:00 a.m., Eastern Time, on January 20, 2010 or as soon thereafter as practicable.

Sincerely,

NUVEEN VIRGINIA PREMIUM INCOME MUNICIPAL FUND

By:	/s/ Kevin J. McCarthy
Kevin J. McCarthy
Vice President and Secretary